Exhibit 99.1

SIGMA LITHIUM RECEIVES BINDING COMMITMENT FROM BNDES
FOR A BRL 487 MILLION, 16-YEAR LOAN TO FULLY FUND
SECOND GREENTECH CARBON NEUTRAL PLANT IN BRAZIL

Highlights:

•	Sigma Lithium has received a binding commitment from BNDES (National Brazilian Bank for Economic and Social Development) for a BRL487 million development loan to fully fund the construction of Sigma Lithium’s Second Greentech Carbon Neutral Plant in Brazil.

•	Sigma has initiated construction activities on site while conducting detailed engineering work following the Final Investment Decision made by its Board of Directors. Based on the current construction timetable, the Company plans to complete construction and commissioning in the summer of 2025.

•	The Development Loan provides the Company with a 16-year repayment period at a very low interest rate, a hallmark of development debt financing. The key terms and conditions are:

o	Amount: BRL 487 million

o	Term: 192 months (16 years)

o	Interest Rate: BRL 7.45% per year.

o	Grace Period: 18 months - Amortization Period: 174 months

o	Assets in Collateral: Not required. Development Loan shall be secured by letter of credit (“fianca bancaria”) issued by a BNDES registered financial institution.

•	With the second Greentech Carbon Neutral Plant, Sigma expects to approximately double the production capacity of its Quintuple Zero Green Lithium from the current 270,000 tonnes per year to a total of 520,000 tonnes per year.

Sigma Lithium Investor Day on September 24, 2024 at Nasdaq:

The Company will host an Investor Day in New York on Tuesday, September 24, 2024 at Nasdaq, featuring a series of presentations focused on Sigma Lithium's operations and growth initiatives. The Investor Day will also include a live question-and-answer session with members of the Company’s senior leadership team. Presentations are scheduled to begin at 10:30 a.m. ET. The event will be concurrently webcast and accessible on Sigma Lithium's Investor Relations website at “ir.sigmalithiumresources.com”

A replay will also be available on the Investor Relations website following the conclusion of the live event.

São Paulo, Brazil – (August 29, 2024) – Sigma Lithium Corporation (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable Quintuple Zero Green Lithium Concentrate received a binding commitment letter dated August 27, 2024 (“Award Letter - Carta 64/2024 – BNDES GP/SG/ROD”) from BNDES (“National Brazilian Bank for Economic and Social Development”) with the final approval for a BRL 486.8 million development loan to fund the construction of a Second Greentech Carbon Neutral industrial production plant for lithium concentrate at Vale do Jequitinhonha in Brazil (“Second Greentech Carbon Neutral Plant”).

The Award Letter by BNDES outlines its binding commitment to extend the Company a development loan as decided by its Credit Committee to be funded from the National Climate Change Fund (“Fundo Nacional de Mudanca Climatica – FNMC, Climate Fund Program”) in accordance with the terms and conditions outlined in the supporting documents (specifically “Decisao DIR 222/2024-BNDES”) and in the Development Loan agreement.

The approved funding of BRL 487 million represents almost 99% of the BRL 492 million capex budget submitted to BNDES for the construction of the Second Greentech Carbon Neutral Plant, as per the Letter of Intent and the news release issued by the Company on 12 February 2024. Sigma’s capital budget for the construction of the Second Greentech Carbon Neutral Plant has benefitted from fluctuations in local currency values, as most of the equipment is produced and assembled in Brazil and/or quoted in BRL.

The Development Loan provides the Company with a 16-year repayment period at the low interest rate of 7.45% per year (below the current Brazilian sovereign interest rate of 10.5%), a hallmark of development debt financing. As a result of the significant duration of this new loan to finance construction, during the third quarter of 2024 the Company has decided to retire most of its unused existing short term trade finance lines. Sigma is repaying these lines using its current cash position.

The closing of the Development Loan remains subject to the Company’s submission of satisfactory letters of credit (“Cartas de Fianca Bancaria”) issued by Brazilian banking institutions accredited by BNDES, as well as the customary closing conditions for a Development Loan of this nature, including the Company’s constant adherence to the operating policies of BNDES.

Closing conditions for the Development Loan do not include lithium market-related conditions and cyclical lithium market and pricing elements that fall outside of the control of the Company, as the Development Loan is a long-term development industrial & climate policy instrument by BNDES.

With the Second Greentech Carbon Neutral Plant, Sigma plans to double its production capacity of its Quintuple Zero Green Lithium from the current 270,000 tonnes to approximately 520,000 tonnes. The Second Greentech Carbon Neutral Plant will introduce innovations that will further increase the efficiency of its industrial process to beneficiate mineral spodumene ore into Quintuple Zero Green Lithium pre chemical high purity concentrate.

Sigma initiated construction activities on site following the Final Investment Decision made by its Board of Directors. Based on the current construction timetable, the Company expects to conclude construction and commissioning in the summer of 2025.

The Development Loan is part of a broader strategic plan by BNDES to foster in Brazil the development of a competitive and scalable industrial supply chain to globally supply environmentally and socially sustainable industrialized lithium materials. BNDES stated in the letter that the Development Loan for Sigma Lithium to expand carbon neutral lithium industrial production capacity is part of BNDES’ long-term strategy to support the development of a scalable, green and socially inclusive industrial base in Brazil.

Ana Cabral, CEO and Co-Chairman said: “We were honored with the award by BNDES’s Directors of the binding commitment letter for our development loan to finance the construction of our second Greentech lithium plant, which will double the production scale of our industrial facilities. The award of this development loan by BNDES crowns over 10 years of relentless execution by our team at Sigma Lithium to build our global leadership in the industrial production of carbon neutral, environmentally sustainable and socially traceable lithium materials. Our unparalleled operational success has significantly contributed to attracting investment in Brazil from other global lithium companies, creating one of the world’s fastest growing producing territories. Having BNDES as a creditor represents the support of the government of Brazil for Sigma Lithium's industrial expansion plans at Vale do Jequitinhonha’.

“In the last decade, we have pioneered and consistently championed the socially inclusive and environmentally sustainable industrialization of battery materials. As a result, our region, once one of the most impoverished in Brazil, now prospers and is known the world over as “Lithium Valley”. BNDES support allows Sigma to further amplify its socially transformational impact in Lithium Valley: illustrating the effects of how a just and inclusive energy transition has the potential to lift an entire region.”

She added “we believe that with the optimum long-term capital structure enabled by this development loan by BNDES, Sigma Lithium has a unique opportunity to solidify its global industrial competitive leadership in producing low cost, environmentally and socially sustainable Quintuple Zero lithium materials to supply the next generation of electric vehicles, which are fully aligned with the ethos of their traceability conscious consumers. BNDES has demonstrated a visionary long-term counter-cyclical approach to industrial policy financing, in line with its peers in large industrial countries, by fostering the base industry of lithium materials beneficiation, despite the deterioration in the short-term market outlook this year”.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium is one of the world’s largest lithium producers. The Company operates at the forefront of environmental and social sustainability in the EV battery materials supply chain at its Grota do Cirilo Operation in Brazil. Here, Sigma produces Quintuple Zero Green Lithium at its state-of-the-art Greentech lithium beneficiation plant that delivers net zero carbon lithium, produced with zero dirty power, zero potable water, zero toxic chemicals and zero tailings’ dams.

Phase 1 of the Company’s operations entered commercial production in the second quarter of 2023. The Company has issued a Final Investment Decision, formally approving construction to double capacity to 520,000 tonnes of concentrate through the addition of a Phase 2 expansion of its Greentech Plant.

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP, Corporate Affairs and Strategic Development
+1 (201) 819-0303
matthew.deyoe@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.